U.S. SECURITIES AND EXCHANGE
                                   COMMISSION
                                WASHINGTON, D.C.

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                                        SEC File Number: 0-26155


  [X] Form 10-K and Form 10-KSB [ ] Form 20-F   [ ] Form 10-Q and Form 10-QSB
                                 [ ] Form N-SAR
                      For Period Ended: December 31, 2004

  [ ] Transition Report on Form 10-K       [ ] Transition Report on Form 20-F
  [ ] Transition Report on Form 11-K       [ ] Transition Report on Form 10-Q
  [ ] Transition Report on Form N-SAR
                        For the Transition Period Ended:

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                 Not applicable

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant:                  Icy Splash Food & Beverage, Inc.
Former Name if applicable:                Not Applicable
Address of Principal Executive Office:    535 Wortman Avenue, Brooklyn, NY 11208

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PART II - RULE 12B-25(B) and (C)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check box if appropriate)

[X]   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]   (b)   The subject annual report, semi-annual report, transition report on
      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ]   (c)   The accountant's statement or other exhibit required by Rule
      12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Company has not been able to compile the requisite financial data and other narrative information necessary to enable it to have sufficient time to complete the Company's Annual Report on Form 10-KSB by March 31, 2005, the required filing date, without unreasonable effort and expense.

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PART IV - OTHER INFORMATION

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    (1)  Name and telephone number of person to contact in regard to this notification:

                          Joseph Aslan - (718) 746-3585

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         For the year ended December 31, 2004, the Company expects revenues of approximately $1,678,740, subject to adjustment, compared to $696,160 for the prior fiscal year. The Company expects a net loss attributable to common shareholders of $119,607, subject to adjustment, for the 2004 fiscal year compared to a net loss attributable to common shareholders of $40,648 for the prior fiscal year. The Company's increase in revenue was due primarily to its addition of new products lines that it produces and distributes, along with the establishment and development of its local distribution network. The Company's net loss increased primarily due to increased selling, general and administrative expenses and costs associated with the development of its new facilities and distribution activities and the addition of new product lines.

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         Icy Splash Food & Beverage, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                             ICY SPLASH FOOD & BEVERAGE, INC.



Date:    April 1, 2005       By:     /s/ Joseph Aslan
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                             Joseph Aslan, President and Chief Executive Officer